FILE NO. 70-9343

               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                   NORTHEAST UTILITIES ("NU")
          NORTHEAST UTILITIES SERVICE COMPANY ("NUSCO")

           CERTIFICATE OF CONSUMMATION WITH RESPECT TO
               TRANSACTIONS AUTHORIZED CONCERNING
                     NONUTILITY SUBSIDIARIES


     Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Holding Company Act of 1935, as amended, NU and NUSCO (collectively, the "Applicants") hereby report and certify, pursuant to the orders of the Commission issued on November 12, 1998 in this file (HCAR No. 35-26939), May 19, 1999
(HCAR No. 35-27029), October 21, 1999 (HCAR No. 35-27093), December 18,
2002 (HCAR No. 35-27621) and September 30, 2003 (HCAR No. 27730), as
follows:

     Through the authorization periods contained in the various orders, NU issued guarantees for the benefit of its nonutility subsidiaries not exceeding, at any one time, the amount authorized in the relevant order. As of March 31, 2004, the aggregate amount of guarantees issued by NU in reliance upon the order in this file was approximately $309 million. An order was issued June 30, 2004 by the Commission in File no 70-10177 (HCAR
No. 35-27868) authorizing the continued issuance of guarantees subsequent to June 30, 2004. Such order replaces and supersedes the order in this file.

Filed herewith is a "past tense" opinion of legal counsel.

September 30, 2004

NORTHEAST UTILITIES
NU ENTERPRISES, INC.
NORTHEAST UTILITIES SERVICE COMPANY



By:    /s/ Randy A. Shoop
Name:  Randy A. Shoop
Title: Assistant Treasurer - Finance